

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Michael L. Babich
President and Chief Executive Officer
Insys Therapeutics, Inc.
444 South Ellis Street
Chandler, Arizona 85224

> **Re: Insys Therapeutics, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed April 16, 2013**
> **File No. 333-173154**

Dear Mr. Babich:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement or the information you provide in response to this comment, we may have additional comments.

Recent Financial Results, page 5

1. We note that you disclose, in part, preliminary financial results for the quarterly period ended March 31, 2013. Please revise your disclosure to address the following:

   • For each measure presented, please indicate whether or not the measure is consistent with the current trend disclosures in MD&A, with a qualitative discussion of why this is the case.

   • Tell us why you have not provided a preliminary estimate for cost of revenue, operating expenses and net (income) loss.

   • For measures where you provide a range, please disclose why you are unable to disclose the exact number.

   Please confirm your understanding that should full financial statements become available before effectiveness, you must update the filing to include full results even if you are not required to update.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michael L. Babich
Insys Therapeutics, Inc.
April 17, 2013
Page 3

       You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Matthew T. Browne.
       Charles S. Kim
       Sean M. Clayton
       Cooley LLP
       4401 Eastgate Mall
       San Diego, California 92121